Perrystead Dairy LLC (the "Company") a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Perrystead Dairy LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 5, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	27,096	63,723
Accounts Receivable	35,154	16,496
Total Current Assets	62,250	80,219
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	179,607	141,463
Right Of Use Asset: Commercial Lease	19,480	44,374
Grant Receivable	68,636	3,646
Total Non-Current Assets	267,723	189,483
TOTAL ASSETS	329,973	269,701
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	44,972	31,245
Notes Payable	27,750	27,750
Short Term Lease Liability	21,280	26,394
Payroll Liabilities	-	4,160
Total Current Liabilities	94,002	89,549
Long-term Liabilities		
Long Term Lease Liability	-	21,280
Future Equity Obligations	550,000	250,000
Total Long-Term Liabilities	550,000	271,280
TOTAL LIABILITIES	644,002	360,829
EQUITY		
Member's Capital	(314,029)	(91,128)
Total Equity	(314,029)	(91,128)
TOTAL LIABILITIES AND EQUITY	329,973	269,701

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2023	100,741
Capital Contributions	16,118
Net Income (Loss)	(207,987)
Ending Balance 12/31/2023	(91,128)
Capital Distributions	(26,160)
Net Income (Loss)	(196,741)
Ending Balance 12/31/2024	(314,029)

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	178,567	129,124
Cost of Revenue	101,563	52,776
Gross Profit	77,004	76,348
Operating Expenses		
Advertising and Marketing	2,219	2,231
General and Administrative	351,361	204,303
Research and Development	650	110
Rent and Lease	34,844	43,910
Depreciation	48,818	20,645
Total Operating Expenses	437,893	271,200
Operating Income (loss)	(360,889)	(194,851)
Other Income		
Other	171,589	-
Total Other Income	171,589	-
Other Expense		
Interest Expense	7,441	13,136
Total Other Expense	7,441	13,136
Earnings Before Income Taxes	(196,741)	(207,987)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(196,741)	(207,987)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(196,741)	(207,987)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	48,818	20,645
Accounts Payable and Accrued Expenses	13,725	(4,991)
Accrued Liabilities	(4,160)	3,825
Accounts Receivable	(18,658)	(4,839)
Operating Lease Liability	(1,498)	3,300
Other Assets	(64,990)	6,548
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(26,763)	24,487
Net Cash provided by (used in) Operating Activities	(223,503)	(183,500)
INVESTING ACTIVITIES		
Equipment and Leasehold Improvements	(86,962)	(20,619)
Net Cash provided by (used by) Investing Activities	(86,962)	(20,619)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	-	371
Proceeds from Future Equity Obligations	300,000	250,000
Member's Contributions/(Distributions)	(26,161)	16,118
Net Cash provided by (used in) Financing Activities	273,839	266,489
Cash at the beginning of period	63,723	1,352
Net Cash increase (decrease) for period	(36,627)	62,370
Cash at end of period	27,096	63,723

Perrystead Dairy LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Perrystead Dairy LLC ("the Company") was formed in Pennsylvania on August 23rd, 2019. The Company makes American original cheese that's thoughtful, delicious, approachable, and explores new boundaries—a reflection of curiosity, pursuit of mastery, and desire to share joy. Rooted in sustainability, the Company works with small family farms committed to regenerative practices, rotational grazing, and great animal husbandry. The Company cultivates a chain of goodness that begins with land practices, animal husbandry, and farming fairness, and carries through to their urban Philadelphia creamery, where they use local talent to transform world-class milk into cheeses that make its way to purveyors, hospitality, and consumers far and wide. Since opening, their cheeses have garnered 20 major domestic and international awards. As they look to the future, they aim to define a new American standard where taste, people, and planet lead the way.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment	7	237,153	(57,546)	-	179,607
Leasehold Improvements	5	25,405	(25,405)	-	-
Grand Total	**-**	**262,558**	**(82,951)**	**-**	**179,607**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Grant Income and Receivable

The Company entered into a grant agreement with the State of Vermont, Agency of Agriculture, Food & Markets, for the purpose of funding the Perrystead Expansion project. The total grant award is $171,589, which was recognized as other income in 2024. The grant includes a cash match requirement of $63,553.96 and has a performance period ending on January 31, 2025. The grant is subject to standard state terms and conditions, including reporting obligations, cancellation rights, and compliance with scope-of-work requirements. The Company had a grant receivable totaling $68,636 as of December 31st, 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company entered into a lease agreement for office and production space located at 1639 North Hancock Street, Philadelphia, PA. The initial term commenced on October 1, 2020 and expired on October 1, 2021. The lease included a renewal option for an additional four-year term, which was exercised by the Company. Monthly base rent during the renewal period ranges from $2,100 to $2,400, plus applicable Use and Occupancy Tax. The lease is classified as an operating lease under ASC 842, and a right-of-use asset and corresponding lease liability have been recognized as of December 31, 2024. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**December 31, 2024**
Operating lease expense	112,200
Variable lease expense	-
Total	**112,200**

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	110,400
ROU assets obtained in exchange for new operating lease liabilities	117,966
Weighted-average remaining lease term in years for operating leases	0.75
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	**Operating**
2025-12	21,600
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	21,600
Less: present value discount	(320)
Total lease liabilities	21,280

NOTE 5 – LIABILITIES AND DEBT

On October 2, 2020, the Company entered into a loan agreement with a third party in the principal amount of $121,000. The loan bears interest at a variable rate equal to the Wall Street Journal Prime Rate plus 4.00% and is secured by a lien on all business assets. Interest-only payments commenced on March 15, 2021, with a final payment of principal, interest, and fees due originally on September 15, 2021. The balance was $27,750 as of December 31st, 2024.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreements have no maturity date and bear no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 30% discount. The valuation cap of the agreement entered was $9M.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$27,750
2026	-
2027	-
2028	-

2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly-owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2025, the date these financial statements were available to be issued.

The Company sold a pasteurizer for $19,560

In February of 2025, the Company entered into a promissory note agreement for the principal proceeds of $100,000. The note bears interest at 9.5% per annum, with a default rate of 15% per annum, and is payable in full, principal and accrued interest, 18 months from the issuance date. Upon an event of default, the outstanding principal, accrued interest, and other amounts payable under the note automatically convert into a 20% membership interest in the Company, on a fully diluted basis, including the assumed conversion of all outstanding SAFE instruments, convertible notes, options, and warrants.

The Company opened a Citibank credit card and had an outstanding balance of $6,000. This balance is classified as a current liability and is subject to standard credit card interest rates and repayment terms.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.